PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str[redacted]
10432 A[redacted]
Greece

05010982

BY COURIER

No/Date : F/D1-522/25.8.05

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a notification of transactions.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- A notification of transactions

9/7

PUBLIC POWER CORPORATION S.A.

NOTIFICATION OF TRANSACTIONS

According to article 6 of Decision no. 3/347/12-7-2005 of the Hellenic Capital Market Committee it is notified that:

Name	Title	Transaction Date	Number of Treasury Stocks	Total Transaction Value	Transaction Type	Kind of Financial Instrument
XENOFON A. PRINOS	Assistant Director of Financial Department	05/08/2005	1597	33.377,30	Sale	Share
ELEFTERIOS G. EXAKOUSTIDIS	Assistant Director of Financial Department	05/08/2005	563	11.620,32	Sale	Share
EFTHIMIOS A. KOUTROULIS	Head of General Accounting	05/08/2005	990	20.592,00	Sale	Share

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/D1-522/25.8.05

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a notification of transactions.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- A notification of transactions

PUBLIC POWER CORPORATION S.A.

NOTIFICATION OF TRANSACTIONS

According to article 6 of Decision no. 3/347/12-7-2005 of the Hellenic Capital Market Committee it is notified that:

Name	Title	Transaction Date	Number of Treasury Stocks	Total Transaction Value	Transaction Type	Kind of Financial Instrument
XENOFON A. PRINOS	Assistant Director of Financial Department	05/08/2005	1597	33.377,30	Sale	Share
ELEFTERIOS G. EXAKOUSTIDIS	Assistant Director of Financial Department	05/08/2005	563	11.620,32	Sale	Share
EFTHIMIOS A. KOUTROULIS	Head of General Accounting	05/08/2005	990	20.592,00	Sale	Share

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/ΔΙ-523/25.8.05

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement regarding new General Managers.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- An announcement regarding new General Managers.

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

According of the 3/347/12-7-2005 decision of the Capital Market Commission, it is notified that:

The Board of Directors of the PUBLIC POWER CORPORATION S.A. at the meeting of August 25, 2005, approved the appointment as General Managers for five-year tenure as follows:

- Mr. Anastasiadis Grigoris (57) has been reappointed as Chief Financial Officer. Mr. Anastasiadis is an economist and joint PPC S.A. in November 2000.
- Mr. Bousdekis Dimitris (51) has been appointed as General Manager of Transmission. A mechanical-electrical engineer, he joined PPC S.A. in 1981 and prior to his new appointment he was Procurement Head of the Transmission Business Unit.
- Mr. Lathouris Dimitris (51) has been appointed as General Manager of Distribution. A mechanical-electrical engineer, he joined PPC S.A. in 1985 and prior to his new appointment he was regional Distribution Manager for Central Greece.
- Melas Konstantinos (62): has been appointed as General Manager of Mines. A mining engineer, he joined PPC S.A. in 1970 and prior to his new appointment he was General Manager in the Institute of Geology & Mineral Exploration since 2004.
- Mizan Avraam (57): has been appointed as General Manager of Generation. An electrical engineer, he joined PPC S.A. in 1972 and prior to his new appointment he was the head of Thermal Projects Engineering & Construction of Generation.

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F|D1-523|25.8.05

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement regarding new General Managers.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- An announcement regarding new General Managers.

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

According of the 3/347/12-7-2005 decision of the Capital Market Commission, it is notified that:

The Board of Directors of the PUBLIC POWER CORPORATION S.A. at the meeting of August 25, 2005, approved the appointment as General Managers for five-year tenure as follows:

- Mr. Anastasiadis Grigoris (57) has been reappointed as Chief Financial Officer. Mr. Anastasiadis is an economist and joint PPC S.A. in November 2000.
- Mr. Bousdekis Dimitris (51) has been appointed as General Manager of Transmission. A mechanical-electrical engineer, he joined PPC S.A. in 1981 and prior to his new appointment he was Procurement Head of the Transmission Business Unit.
- Mr. Lathouris Dimitris (51) has been appointed as General Manager of Distribution. A mechanical-electrical engineer, he joined PPC S.A. in 1985 and prior to his new appointment he was regional Distribution Manager for Central Greece.
- Melas Konstantinos (62): has been appointed as General Manager of Mines. A mining engineer, he joined PPC S.A. in 1970 and prior to his new appointment he was General Manager in the Institute of Geology & Mineral Exploration since 2004.
- Mizan Avraam (57): has been appointed as General Manager of Generation. An electrical engineer, he joined PPC S.A. in 1972 and prior to his new appointment he was the head of Thermal Projects Engineering & Construction of Generation.